

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 3, 2014

Via E-mail
Mr. Stuart Rosenstein
Executive Vice President, Chief Financial Officer and Secretary
Townsquare Media, LLC
240 Greenwich Avenue
Greenwich, CT 06830

> **Re: Townsquare Media, LLC**
> **Registration Statement on Form S-1**
> **Filed on June 24, 2014**
> **File No. 333-197002**

Dear Mr. Rosenstein:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Reliable and Substantial Cash Flow Generation, pages 8 and 79

1. We note your response to comment 8 of letter dated June 19, 2014. As you state on page iii, Adjusted EBITDA excluding duplicative corporate expenses does not reflect your interest expense, or the cash requirements necessary to service interest or principal payments, on your debt. Please explain to us why you believe it is appropriate to use this operating metric to illustrate your cash flow rather than cash flows from operations or some other liquidity metric.

2. We note your response to comment 9. We continue to believe that disclosure regarding your net cash flows provided by operating activities is important to provide context. We note that pursuant to your disclosure on pages 62 and 63 cash generated by operations increased from $26.5 million in 2012 to $27.6 million in 2013 and from $2.5 million in the three month ended March 31, 2013 to $5.3 million in the three months ended March 31, 2014.

3. We note your response to comment 10 and that you present and reconcile *Free Cash Flow* as a non-GAAP measure of performance on page 16 through 18. In the third paragraph of page 8 and the last paragraph of page 79 *Free Cash Flow* appears to be characterized and used as a non-GAAP measure of liquidity. If you use *Free Cash Flow* for only a measure of operating performance, please clarify your disclosure to consistently reflect your use of *Free Cash Flow* as a non-GAAP measure of performance throughout the document. If you also use *Free Cash Flow* as a measure of liquidity, please reconcile such measure to cash flows from operating activities. In addition, please refer to Item 10(e)(1)(ii)(A) of Regulation S-K.

4. In the risk factor "Our substantial indebtedness could have an adverse impact on us" on page 30, you disclose that, as of March 31, 2014, you had $645.0 million of outstanding indebtedness with annual debt service requirements of approximately $46.4 million. On page 64 under "Post-Offering Liquidity and Capital Resources," you disclose that, giving effect to the offering and resulting reduction in your outstanding long term debt, you expect cash interest expense to decrease by $4.8 million annually. Please discuss here, in the risk factor on page 30 and in the disclosure on page 64 the ability of the company to meet its debt service requirements through cash generated by its operating activities by disclosing the extent to which it has been able to do so in the last two fiscal years and most recent interim period and its expectations going forward.

Summary Historical and Unaudited Pro Forma Consolidated Financial and Other Data, page 15

5. Please recharacterize the non-GAAP measure "Contribution" to provide a more accurate and reflective caption for this item. In addition, describe in more detail how you use "Contribution" to analyze your operating results. Further, include a reconciliation of this non-GAAP measure directly to net income.

6. Please refer footnote (2) on page 17. You disclose that "Adjusted EBITDA is defined as Contribution less corporate expenses." Revise the reconciliation to begin with the total "Contribution" amount to arrive at "Adjusted EBITDA."

Risk Factors, page 20

Our substantial indebtedness could have an adverse impact on us, page 30

7. We reissue comment 12. Please disclose your annual debt service as a percentage of net cash flows provided by operating activities. As stated above, it appears that your cash generated by operations did not increase significantly as a result of your recent acquisitions.

Use of Proceeds, page 40

8. Please quantify the principal amount of your 10% Senior PIK Notes due 2019, principal amount of term loans under your Secured Credit Facility, and related fees and expenses that you intend repay with the offering proceeds. Disclose the amount of cash on hand you intend to use together with the offering proceeds to repay your 10% Senior PIK Notes due 2019. Also disclose the total outstanding principal amount of your 10% Senior PIK Notes due 2019 and the total outstanding principal amount of your term loans under your Senior Credit Facility

Unaudited Pro Forma Condensed Consolidated Financial Information, page 47

9. We note that you have revised you pro forma information for the year ended December 31, 2013 to include the pro forma effects of the use of the offering proceeds. As it appears that similar pro adjustment could be material for the three months ended March 31, 2014, please either revise to include the pro forma interim information required by Rule 11-02(C)(1) and (2) of Regulation S-X, or explain to us how the "transactions" would have had no material impact on your financial position and results as of the latest balance sheet date.

Unaudited Pro Forma Condensed Consolidated Income Statement For the Year Ended December 31, 2013, page 48

10. Please revise and omit for your pro forma presentation the information related to the non-GAAP measure "contribution" as required by Item 10(e)(1)(ii)(D) of Regulation S-K.

Notes to Unaudited Fro Forma Condensed Consolidated Income Statements, page 49

11. We note from the third paragraph of page 64 that you intend to use approximately $113.3 million of offering proceeds to repay all of your Senior PIK Notes and much of your Incremental Term Loans. We also deduce that you plan to use approximately $47 million of cash on hand to further reduce the balance of your Incremental Term Loans.   Please revise this pro forma adjustment to disaggregate the effect of any reduction of Incremental Term Loans and Senior PIK Notes due to use of cash on hand from the effect of the planned use of the offering proceeds.

12. Further, it is unclear to us why it is appropriate to reduce pro forma interest expense to give effect to an intended or contemplated use of cash on hand to payoff your Incremental Term Loans and Senior PIK Notes.   Please clarify and tell us how this pro forma adjustment meets each of the criteria of Rules 11-02(b)(6)(i),(ii) and (iii) of Regulation S-X.

Management's Discussion and Analysis

Consolidated Results of Operations, page 55

13. Please describe and quantify the impact on net income of the accrual and subsequent reversal of legal fees related to the Brill lawsuit.

Liquidity and Capital Resources, page 62

14. We reissue comment 21. Please disclose the percentage of net cash flows generated by operating activities that must be dedicated to debt service, both principal and interest.

Note 3. Business Acquisitions, page F-17

15. We note that you allocated $1.4 million of the Cumulus I purchase price to other intangibles-advertising relationships. In light of how important local advertising is to your operations, tell us the specific factors you considered in concluding that the fair value of the acquired advertising relationships was $1.4 million.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney-Advisor, at (202) 551-3268, Kathleen Krebs, Special Counsel, at (202) 551-3350 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director